

June 7, 2012

Via E-mail
H.W. Bromley
Chief Financial Officer
Bingo.com, Ltd.
Hansa Bank Building, Ground Floor
Landsome Road
AI 2640, The Valley, Anguilla, B.W.I.

> **Re: Bingo.com, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 22, 2011**
> **File No. 333-120120-01**

Dear Mr. Bromley:

We have reviewed your filing along with your supplemental response letter to us dated May 3, 2012 in response to our letter dated March 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Introduction, page 3

Bingo.com Domain Name, page 5

1. Please clarify the involvement of your independent valuation company by disclosing whether you engaged the independent valuation company <u>to assist you</u> with valuing the remaining 4% Domain Name Purchase payments. In this regard, please disclose whether

the Company used the valuation report in concluding on the value assigned to the
purchase payments.

Management's Discussion and Analysis

Critical Accounting Policies, page 14

Revenue Recognition, page 14

2.   We note your response to our prior comments 3 and 4 of our letter dated March 30, 2012.
However, we disagree with your conclusion. As such, to the extent the bonus deposits
wagered in fiscal year 2010 were insignificant, please advise; otherwise, if the amount
was material, please revise your fiscal year ended December 31, 2010 financial
statements to exclude bonus wagered from revenues, pursuant to ASC Topic 605-50-45-
2.

Sources of Revenue and Revenue Recognition, page 15

3.   Please revise the last sentence of the first paragraph to clarify that gaming revenue is
recognized based on total dollars wagered, less commissions on all games, less bonus
granted, less all winnings payable to players to ensure consistency with your revenue
recognition policy on page 14 with respect to the subsequent migration to the Unibet
Partner Program. Your current disclosure indicates revenue includes bonus wagered.

Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) New accounting pronouncements and changes in accounting policies, page 31

4.   We have reviewed your response to prior comment 8 of our letter dated March 30, 2012.
Reference is also made to your disclosure of the early adoption of ASU No. 2010-16,
Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities, as we note
you adopted this ASU in the fiscal year ended December 31, 2010, and have reversed the
previous liability amount of $177,832 into income for 2010 as reflected in the statements
of operations line item "Reversal of progressive jackpot provision." As stated in our
prior comment 8, the adoption of ASU No. 2010-16, whether earlier adopted or not,
should be reflected as a cumulative-effect adjustment to opening retained earnings as of
the beginning of the period of adoption. See ASC Topic 924-605-65-1, paragraphs (b)
and (d). Please amend your December 31, 2011 Annual Report on Form 10-K to revise
your financial statements and disclosures accordingly. Also, separately, please revise
Note 2(n) to clarify if the reversal amount should be $193,051 rather than $177,832,
which latter amount appears to represent the profit on the sale of subsidiaries disclosed in
Note 3.

Note 7. Doman name rights and intangible asset, page 32

5.   We have reviewed your response to prior comment 10 of our letter dated March 30, 2012. However, we continue to believe you should amend your December 31, 2011 Annual Report on Form 10-K to reclassify the recording of the $900,000 price of the royalty payments from the intangible asset to an expense in the statements of operations in accordance with ASC Topic 420-10-25-11.

Form 10-Q for the Quarterly Period Ended March 31, 2012

General

6.   In addition to the following comments, please revise the March 31, 2012 interim financial statements and disclosures to comply with comments issued on the December 31, 2011 Annual Report on Form 10-K, as appropriate.

Note 2. Summary of significant accounting policies, page 7

(c) Revenue recognition, page 7

7.   Please revise your disclosure of how gaming revenues have been recognized. In this regard, please clarify that bonuses wagered are excluded from gaming revenues. Similarly the disclosure in MD&A, Critical Accounting Policies - Revenue Recognition at page 18, related to gaming revenue should also be revised.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief